September 8, 2008

Via EDGAR and Overnight Mail

Mr. Terry French

Accountant Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:                               College Tonight, Inc. — Form 10-KSB/A

File No. 0-26599

Dear Mr. French:

On behalf of College Tonight, Inc. (the “Company”), we offer the following response to the comment included in your letter dated September 4, 2008.  As indicated below, we have included your comment followed by our response.

Comment:

We note that in your response letter of September 2, 2008 and your amended 10-KSB that your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year even thought the Company failed to provide its report on internal control over financial reporting for fiscal year 2007 on timely basis.  In our letter of August 19, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure control and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at

http://www.sec.gove/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures. i.e., that DC&P were not effective as of the end of the fiscal year.  (Emphasis in original).

Response:

Management of the Company conducted and completed its evaluation of the effectiveness of the Company’s disclosure controls and procedures as well as the effectiveness of the Company’s internal control over financial reporting for fiscal year 2007 in a timely manner and found them both to be effective.  The Company sincerely appreciates the concern, raised by the Commission, that management’s conclusion that such controls and procedures were effective would ensure that information required to be disclosed by the Company was, in fact, timely disclosed.  The Company has reviewed the applicable rules of the Commission and acknowledges that, until the filing of Amendment No. 3 to Form 10–KSB, the Company’s disclosure of management’s report on internal control over financial reporting was, solely through inadvertence, not in conformance with the language required by Item 308T of Regulation S-B; management’s report did not contain the requisite language to confirm that it had performed and completed a review of the Company’s internal control over financial reporting in accordance with Item 308T.

The Company takes extremely seriously the allegation that its annual report on Form 10-KSB was materially deficient.  We hope that the Company’s explanation that management completed its annual report on internal control over financial reporting timely but disclosed the results of the report without initially including each of the elements required by Item 308T is acceptable to the Commission and that the Commission no longer considers the annual report on Form 10-KSB deficient.

Very truly yours,

/s/ Eric L. Silberstein
Eric L. Silberstein

cc: Aaron Samel, College Tonight, Inc.